
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
_____

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934


09038997

(Mark One):

[X]   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
OF 1934.

For the fiscal year ended December 31, 2007

OR

[ ]   TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
ACT OF 1934.

For the transition period from _____ to _____

Commission file number 333-139955

A.   Full title of the plan and the address of the plan, if different from that of the issuer named
below:

Millington Savings Bank Savings Plan

B.   Name of the issuer of the securities held pursuant to the plan and the address of its principal
executive office:

MSB Financial Corp.
1902 Long Hill Road
Millington, New Jersey 07946

REQUIRED INFORMATION

Financial statements prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974 are attached at Exhibit 1 as Schedule I of the 2007 Form 5500.

SIGNATURES

The Plan. Pursuant to the requirement of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Millington Savings Bank Savings Plan

Date: ___4/24___, 2009

By: _____
Gary T. Jolliffe
Plan Administrator

EXHIBIT 1

2007 Form 5500

I:\5468MILL\Benefits\11K-2008.doc

Form **5500**

Department of the Treasury
Internal Revenue Service

Department of Labor
Employee Benefits Security
Administration

Pension Benefit Guaranty Corporation

Annual Return/Report of Employee Benefit Plan

This form is required to be filed under sections 104 and 4065 of the Employee Retirement Income Security Act of 1974 (ERISA) and sections 6047(e), 6057(b), and 6058(a) of the Internal Revenue Code (the Code).

▶ Complete all entries in accordance with the Instructions to the Form 5500.

Official Use Only
OMB Nos. 1210-0110
1210-0089

2007

This Form is Open to Public Inspection.

Part I   Annual Report Identification Information

For the calendar plan year 2007 or fiscal plan year beginning   ,   and ending   ,

A This return/report is for: (1) ☐ a multiemployer plan;   (3) ☐ a multiple-employer plan; or
(2) ☒ a single-employer plan (other than a multiple-employer plan);   (4) ☐ a DFE (specify) _____

B This return/report is: (1) ☐ the first return/report filed for the plan;   (3) ☐ the final return/report filed for the plan;
(2) ☐ an amended return/report;   (4) ☐ a short plan year return/report (less than 12 months).

C If the plan is a collectively-bargained plan, check here .... ▶ ☐

D If filing under an extension of time or the DFVC program, check box and attach required information. (see instructions)........ ▶ ☐

Part II   Basic Plan Information — enter all requested information.

1a Name of plan
MILLINGTON SAVINGS BANK SAVINGS PLAN

1b Three-digit plan number (PN) ▶   002

1c Effective date of plan (mo., day, yr.)
01/01/1997

2a Plan sponsor's name and address (employer, if for a single-employer plan)
(Address should include room or suite no.)
MILLINGTON SAVINGS BANK

1902 LONG HILL ROAD

MILLINGTON   NJ   07946

2b Employer Identification Number (EIN)
22-1118190

2c Sponsor's telephone number
908-647-4000

2d Business code (see instructions)
522120

Caution: A penalty for the late or incomplete filing of this return/report will be assessed unless reasonable cause is established.

Under penalties of perjury and other penalties set forth in the instructions, I declare that I have examined this return/report, including accompanying schedules, statements and attachments, as well as the electronic version of this return/report if it is being filed electronically, and to the best of my knowledge and belief, it is true, correct and complete.

SIGN HERE   _Signature_   7/18/08   GARY T. JOLLIFFE
Signature of plan administrator   Date   Type or print name of individual signing as plan administrator

SIGN HERE   _Signature_   7/18/08   GARY T. JOLLIFFE
Signature of employer/plan sponsor/DFE   Date   Type or print name of individual signing as employer, plan sponsor or DFE

For Paperwork Reduction Act Notice and OMB Control Numbers, see the instructions for Form 5500.   v10.1   Form **5500** (2007)

Official Use Only

3a	Plan administrator's name and address (If same as plan sponsor, enter "Same")	3b	Administrator's EIN

SAME

3c Administrator's telephone number

4	If the name and/or EIN of the plan sponsor has changed since the last return/report filed for this plan, enter the name, EIN and the plan number from the last return/report below:	**b** EIN

a Sponsor's name

c PN

5	Preparer information (optional) **a** Name (including firm name, if applicable) and address	**b** EIN

c Telephone number

6	Total number of participants at the beginning of the plan year	6	46
7	Number of participants as of the end of the plan year (welfare plans complete only lines 7a, 7b, 7c, and 7d)		
a	Active participants.	7a	42
b	Retired or separated participants receiving benefits	7b	1
c	Other retired or separated participants entitled to future benefits	7c	5
d	Subtotal. Add lines 7a, 7b, and 7c	7d	48
e	Deceased participants whose beneficiaries are receiving or are entitled to receive benefits	7e	1
f	Total. Add lines 7d and 7e	7f	49
g	Number of participants with account balances as of the end of the plan year (only defined contribution plans complete this item)	7g	49
h	Number of participants that terminated employment during the plan year with accrued benefits that were less than 100% vested.	7h	1
I	If any participant(s) separated from service with a deferred vested benefit, enter the number of separated participants required to be reported on a Schedule SSA (Form 5500)	7I	3

8   Benefits provided under the plan (complete 8a and 8b, as applicable)

a ☒ Pension benefits (check this box if the plan provides pension benefits and enter the applicable pension feature codes from the List of Plan Characteristics Codes printed in the Instructions):   2E 2F 2G 2J 2K 3E ☐ ☐ ☐ ☐

b ☐ Welfare benefits (check this box if the plan provides welfare benefits and enter the applicable welfare feature codes from the List of Plan Characteristics Codes printed in the instructions):   ☐ ☐ ☐ ☐ ☐ ☐ ☐ ☐ ☐

9a	Plan funding arrangement (check all that apply)	9b	Plan benefit arrangement (check all that apply)
(1) ☒	Insurance	(1) ☐	Insurance
(2) ☐	Code section 412(i) insurance contracts	(2) ☐	Code section 412(i) insurance contracts
(3) ☒	Trust	(3) ☒	Trust
(4) ☐	General assets of the sponsor	(4) ☐	General assets of the sponsor

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10 Schedules attached (Check all applicable boxes and, where indicated, enter the number attached. See instructions.)

a **Pension Benefit Schedules**

- (1) ☒ R (Retirement Plan Information)
- (2) ☐ B (Actuarial Information)
- (3) ☐ E (ESOP Annual Information)
- (4) ☒ SSA (Separated Vested Participant Information)

b **Financial Schedules**

- (1) ☒ H (Financial Information)
- (2) ☒ I (Financial Information — Small Plan)
- (3) ☒ A (Insurance Information)
- (4) ☒ C (Service Provider Information)
- (5) ☒ D (DFE/Participating Plan Information)
- (6) ☐ G (Financial Transaction Schedules)

1

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SCHEDULE A
(Form 5500)

Department of the Treasury
Internal Revenue Service

Department of Labor
Employee Benefits Security Administration

Pension Benefit Guaranty Corporation

Insurance Information

This schedule is required to be filed under section 104 of the
Employee Retirement Income Security Act of 1974.

▶ File as an attachment to Form 5500.

▶ Insurance companies are required to provide this information
pursuant to ERISA section 103(a)(2).

Official Use Only

OMB No. 1210-0110

2007

This Form is Open to
Public Inspection.

or calendar plan year 2007 or fiscal plan year beginning _____ and ending _____

A Name of plan	B Three-digit plan number ▶	002
MILLINGTON SAVINGS BANK SAVINGS PLAN		

C Plan sponsor's name as shown on line 2a of Form 5500	D Employer Identification Number
MILLINGTON SAVINGS BANK	22-1118190

Part I **Information Concerning Insurance Contract Coverage, Fees, and Commissions**

Provide information for each contract on a separate Schedule A. Individual contracts grouped as a unit in Parts II and III can be
reported on a single Schedule A.

1 Coverage:

(a) Name of insurance carrier

AMERICAN UNITED LIFE INSURANCE COMPANY

(b) EIN	(c) NAIC code	(d) Contract or identification number	(e) Approximate number of persons covered at end of policy or contract year	Policy or contract year	
				(f) From	(g) To
35-0145825	60895	G34192	45	01/01/2007	12/31/2007

2 Insurance fees and commissions paid to agents, brokers and other persons. Enter the total fees and total commissions below and list agents,
brokers and other persons individually in descending order of the amount paid in the items on the following page(s) in Part I.

Totals

Total amount of commissions paid	Total fees paid / amount
6540	0

For Paperwork Reduction Act Notice and OMB Control Numbers, see the instructions for Form 5500.   v10.1   Schedule A (Form 5500) 2007





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(a) Name and address of the agents, brokers or other persons to whom commissions or fees were paid

MATHEW A HIEBER
51 JFK PKWY 4TH FLR
SHORT HILLS   NJ   07078-0000

(b) Amount of commissions paid	Fees paid		(e) Organization code
	(c) Amount	(d) Purpose	
4578	0	N/A	3

(a) Name and address of the agents, brokers or other persons to whom commissions or fees were paid

ANDREW W COMPTON
51 JFK PKWY 4TH FLR
SHORT HILLS   NJ   07078-0000

(b) Amount of commissions paid	Fees paid		(e) Organization code
	(c) Amount	(d) Purpose	
981	0	N/A	3

(a) Name and address of the agents, brokers or other persons to whom commissions or fees were paid

GEORGE K SNYDER
1578 LONG HILL ROAD
MILLINGTON   NJ   07946-0000

(b) Amount of commissions paid	Fees paid		(e) Organization code
	(c) Amount	(d) Purpose	
981	0	N/A	3





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Schedule A (Form 5500) 2007

Part II   Investment and Annuity Contract Information

Where individual contracts are provided, the entire group of such individual contracts with each carrier may be treated as a unit for purposes of this report.

		752071
3	Current value of plan's interest under this contract in the general account at year end..................	1862475
4	Current value of plan's interest under this contract in separate accounts at year end.....................	

5 Contracts With Allocated Funds

a State the basis of premium rates ▶ _____

b Premiums paid to carrier. . . . .

c Premiums due but unpaid at the end of the year . . . .

d If the carrier, service, or other organization incurred any specific costs in connection with the acquisition

or retention of the contract or policy, enter amount. . . . .

Specify nature of costs ▶ _____

e Type of contract   (1) ☐ individual policies   (2) ☐ group deferred annuity

(3) ☐ other (specify) ▶ _____

f If contract purchased, in whole or in part, to distribute benefits from a terminating plan check here . . . . ▶ ☐

6 Contracts With Unallocated Funds (Do not include portions of these contracts maintained in separate accounts)

a Type of contract (1) ☐ deposit administration   (2) ☐ immediate participation guarantee

(3) ☐ guaranteed investment   (4) ☒ other (specify below)

▶ GROUP ANNUITY CONTRACT

			581003
b	Balance at the end of the previous year		
c	Additions: (1) Contributions deposited during the year.	185910	
	(2) Dividends and credits.	24379	
	(3) Interest credited during the year.	91591	
	(4) Transferred from separate account	21434	
	(5) Other (specify below).		
	▶ _____		
			323314
	(6) Total additions		904317
d	Total of balance and additions (add b and c(6)).		
e	Deductions:		
	(1) Disbursed from fund to pay benefits or purchase annuities during year.	76709	
	(2) Administration charge made by carrier.	20360	
	(3) Transferred to separate account.	55177	
	(4) Other (specify below).		
	▶ _____		
			152246
	(5) Total deductions.		752071
f	Balance at the end of the current year (subtract e(5) from d)		





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Part III Welfare Benefit Contract Information

If more than one contract covers the same group of employees of the same employer(s) or members of the same employee organization(s), the information may be combined for reporting purposes if such contracts are experience-rated as a unit. Where individual contracts are provided, the entire group of such individual contracts with each carrier may be treated as a unit for purposes on this report.

7 Benefit and contract type (check all applicable boxes)

a ☐ Health (other than dental or vision) b ☐ Dental c ☐ Vision d ☐ Life Insurance

e ☐ Temporary disability (accident and sickness) f ☐ Long-term disability g ☐ Supplemental unemployment h ☐ Prescription drug

i ☐ Stop loss (large deductible) j ☐ HMO contract k ☐ PPO contract l ☐ Indemnity contract

m ☐ Other (specify) ▶

8 Experience-rated contracts

a Premiums: (1) Amount received . . . .

   (2) Increase (decrease) in amount due but unpaid . . . .

   (3) Increase (decrease) in unearned premium reserve . . . .

   (4) Earned ((1) + (2) − (3)) . . . .

b Benefit charges: (1) Claims paid . . . .

   (2) Increase (decrease) in claim reserves . . . .

   (3) Incurred claims (add (1) and (2)) . . . .

   (4) Claims charged . . . .

c Remainder of premium: (1) Retention charges (on an accrual basis) —

   (A) Commissions . . . .

   (B) Administrative service or other fees . . . .

   (C) Other specific acquisition costs . . . . , ...

   (D) Other expenses . . . .

   (E) Taxes . . . . , ...

   (F) Charges for risks or other contingencies . . . .

   (G) Other retention charges . . . .

   (H) Total retention . . . .

   (2) Dividends or retroactive rate refunds. (These amounts were ☐ paid in cash, or ☐ credited.) . . . .

d Status of policyholder reserves at end of year: (1) Amount held to provide benefits after retirement . . . .

   (2) Claim reserves . . . .

   (3) Other reserves . . . .

e Dividends or retroactive rate refunds due. (Do not include amount entered in c(2).) . . . .

9 Nonexperience-rated contracts:

a Total premiums or subscription charges paid to carrier . . . .

b If the carrier, service, or other organization incurred any specific costs in connection with the acquisition or retention of the contract or policy, other than reported in Part I, item 2 above, report amount . . . .

   Specify nature of costs ▶





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SCHEDULE D
(Form 5500)

Department of the Treasury
Internal Revenue Service

Department of Labor
Employee Benefits Security Administration

DFE/Participating Plan Information

This schedule is required to be filed under section 104 of the Employee Retirement Income Security Act of 1974 (ERISA).

▶ File as an attachment to Form 5500.

Official Use Only

OMB No. 1210-0110

2007

This Form is Open to Public Inspection.

For calendar plan year 2007 or fiscal plan year beginning _____ , and ending _____ ,

A Name of plan or DFE
MILLINGTON SAVINGS BANK SAVINGS PLAN

B Three-digit plan number ▶ 002

C Plan or DFE sponsor's name as shown on line 2a of Form 5500
MILLINGTON SAVINGS BANK

D Employer Identification Number
22-1118190

Information on interests in MTIAs, CCTs, PSAs, and 103-12 IEs (to be completed by plans and DFEs)

(a) Name of MTIA, CCT, PSA, or 103-12IE   SEPARATE ACCOUNT II

(b) Name of sponsor of entity listed in (a)   AMERICAN UNITED LIFE INSURANCE CO.

(c) EIN-PN 35-0145825-000   **(d)** Entity code P   **(e)** Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions)   1862475

(a) Name of MTIA, CCT, PSA, or 103-12IE   _____

(b) Name of sponsor of entity listed in (a)   _____

(c) EIN-PN _____   **(d)** Entity code ____   **(e)** Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions)   _____

(a) Name of MTIA, CCT, PSA, or 103-12IE   _____

(b) Name of sponsor of entity listed in (a)   _____

(c) EIN-PN _____   **(d)** Entity code ____   **(e)** Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions)   _____

(a) Name of MTIA, CCT, PSA, or 103-12IE   _____

(b) Name of sponsor of entity listed in (a)   _____

(c) EIN-PN _____   **(d)** Entity code ____   **(e)** Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions)   _____

For Paperwork Reduction Act Notice and OMB Control Numbers, see the instructions for Form 5500.   v10.1   Schedule D (Form 5500) 2007





1 2 0 7 3 2 0 1 0 G

(a) Name of MTIA, CCT, PSA, or 103-12IE _____

(b) Name of sponsor of entity listed in (a) _____

Dollar value of interest in MTIA, CCT, PSA,
(c) EIN-PN _____ **(d)** Entity code ____ **(e)** or 103-12IE at end of year (see instructions) _____

(a) Name of MTIA, CCT, PSA, or 103-12IE _____

(b) Name of sponsor of entity listed in (a) _____

Dollar value of interest in MTIA, CCT, PSA,
(c) EIN-PN _____ **(d)** Entity code ____ **(e)** or 103-12IE at end of year (see instructions) _____

(a) Name of MTIA, CCT, PSA, or 103-12IE _____

(b) Name of sponsor of entity listed in (a) _____

Dollar value of interest in MTIA, CCT, PSA,
(c) EIN-PN _____ **(d)** Entity code ____ **(e)** or 103-12IE at end of year (see instructions) _____

(a) Name of MTIA, CCT, PSA, or 103-12IE _____

(b) Name of sponsor of entity listed in (a) _____

Dollar value of interest in MTIA, CCT, PSA,
(c) EIN-PN _____ **(d)** Entity code ____ **(e)** or 103-12IE at end of year (see instructions) _____

(a) Name of MTIA, CCT, PSA, or 103-12IE _____

(b) Name of sponsor of entity listed in (a) _____

Dollar value of interest in MTIA, CCT, PSA,
(c) EIN-PN _____ **(d)** Entity code ____ **(e)** or 103-12IE at end of year (see instructions) _____

(a) Name of MTIA, CCT, PSA, or 103-12IE _____

(b) Name of sponsor of entity listed in (a) _____

Dollar value of interest in MTIA, CCT, PSA,
(c) EIN-PN _____ **(d)** Entity code ____ **(e)** or 103-12IE at end of year (see instructions) _____





1 2 0 7 3 2 0 2 0 H

Part II   **Information on Participating Plans (to be completed by DFEs)**

(a) Plan name _____

(b) Name of plan sponsor _____ **(c)** EIN-PN _____

(a) Plan name _____

(b) Name of plan sponsor _____ **(c)** EIN-PN _____

(a) Plan name _____

(b) Name of plan sponsor _____ **(c)** EIN-PN _____

(a) Plan name _____

(b) Name of plan sponsor _____ **(c)** EIN-PN _____

(a) Plan name _____

(b) Name of plan sponsor _____ **(c)** EIN-PN _____

(a) Plan name _____

(b) Name of plan sponsor _____ **(c)** EIN-PN _____

(a) Plan name _____

(b) Name of plan sponsor _____ **(c)** EIN-PN _____

(a) Plan name _____

(b) Name of plan sponsor _____ **(c)** EIN-PN _____



1 2 0 7 3 2 0 3 0 1

SCHEDULE I
(Form 5500)

Department of the Treasury
Internal Revenue Service

Department of Labor
Employee Benefits Security
Administration

Pension Benefit Guaranty Corporation

Financial Information -- Small Plan

This schedule is required to be filed under Section 104 of the Employee Retirement Income Security Act of 1974 (ERISA) and section 6058(a) of the Internal Revenue Code (the Code).

▶ File as an attachment to Form 5500.

Official Use Only

OMB No. 1210-0110

2007

This Form is Open to Public Inspection.

For calendar year 2007 or fiscal plan year beginning , and ending .

A Name of plan	B Three-digit plan number ▶	002
MILLINGTON SAVINGS BANK SAVINGS PLAN		
C Plan sponsor's name as shown on line 2a of Form 5500	D Employer Identification Number	
MILLINGTON SAVINGS BANK	22-1118190	

Complete Schedule I if the plan covered fewer than 100 participants as of the beginning of the plan year. You may also complete Schedule I if you are filing as a small plan under the 80–120 participant rule (see instructions). Complete Schedule H if reporting as a large plan or DFE.

Part I   Small Plan Financial Information

Report below the current value of assets and liabilities, income, expenses, transfers and changes in net assets during the plan year. Combine the value of plan assets held in more than one trust. Do not enter the value of the portion of an insurance contract that guarantees during this plan year to pay a specific dollar benefit at a future date. Include all income and expenses of the plan including any trust(s) or separately maintained fund(s) and any payments/receipts to/from insurance carriers. **Round off amounts to the nearest dollar.**

1 Plan Assets and Liabilities:		(a) Beginning of Year	(b) End of Year
a Total plan assets	1a	2899815	3328569
b Total plan liabilities	1b	0	
c Net plan assets (subtract line 1b from line 1a)	1c	2899815	3328569

2 Income, Expenses, and Transfers for this Plan Year:		(a) Amount	(b) Total
a Contributions received or receivable			
(1) Employers	2a(1)	339072	
(2) Participants	2a(2)	116837	
(3) Others (including rollovers)	2a(3)		
b Noncash contributions	2b		
c Other income	2c	77840	
d Total income (add lines 2a(1), 2a(2), 2a(3), 2b, and 2c)	2d		533749
e Benefits paid (including direct rollovers)	2e	104995	
f Corrective distributions (see instructions)	2f		
g Certain deemed distributions of participant loans (see instructions)	2g		
h Other expenses	2h		
i Total expenses (add lines 2e, 2f, 2g, and 2h)	2i		104995
j Net income (loss) (subtract line 2i from line 2d)	2j		428754
k Transfers to (from) the plan (see instructions)	2k		

3 Specific Assets: If the plan held assets at anytime during the plan year in any of the following categories, check "Yes" and enter the current value of any assets remaining in the plan as of the end of the plan year. Allocate the value of the plan's interest in a commingled trust containing the assets of more than one plan on a line-by-line basis unless the trust meets one of the specific exceptions described in the instructions.

		Yes	No	Amount
a Partnership/joint venture interests	3a		X	
b Employer real property	3b		X	

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Official Use Only

	Yes	No	Amount
3c		X	
3d	X		549221
3e	X		64173
3f		X	
3g		X	

3c Real estate (other than employer real property)...................................
 d Employer securities..
 e Participant loans...
 f Loans (other than to participants).............................
 g Tangible personal property....................................

Part II   Transactions During Plan Year

	Yes	No	Amount
4a		X	
4b		X	
4c		X	
4d		X	
4e	X		1000000
4f		X	
4g		X	
4h		X	
4i		X	
4j		X	
4k	X		

4   During the plan year:
 a Did the employer fail to transmit to the plan any participant contributions within the time period described in 29 CFR 2510.3-102? (See Instructions and DOL's Voluntary Fiduciary Correction Program.)..
 b Were any loans by the plan or fixed income obligations due the plan in default as of the close of the plan year or classified during the year as uncollectible? Disregard participant loans secured by the participant's account balance.........................
 c Were any leases to which the plan was a party in default or classified during the year as uncollectible?..
 d Were there any nonexempt transactions with any party-in-interest? (Do not include transactions reported on line 4a.)..
 e Was the plan covered by a fidelity bond?....................................
 f Did the plan have a loss, whether or not reimbursed by the plan's fidelity bond, that was caused by fraud or dishonesty?......................................
 g Did the plan hold any assets whose current value was neither readily determinable on an established market nor set by an independent third party appraiser?..................
 h Did the plan receive any noncash contributions whose value was neither readily determinable on an established market nor set by an independent third party appraiser?....
 i Did the plan at any time hold 20% or more of its assets in any single security, debt, mortgage, parcel of real estate, or partnership/joint venture interest?................
 j Were all the plan assets either distributed to participants or beneficiaries, transferred to another plan, or brought under the control of the PBGC?........................
 k Are you claiming a waiver of the annual examination and report of an independent qualified public accountant (IQPA) under 29 CFR 2520.104-46? If no, attach an IQPA's report or 2520.104-50 statement. (See instructions on waiver eligibility and conditions.)..........

5a Has a resolution to terminate the plan been adopted during the plan year or any prior plan year? If yes, enter the amount of any plan assets that reverted to the employer this year.................................. ☐ Yes ☒ No Amount _____

5b If during this plan year, any assets or liabilities were transferred from this plan to another plan(s), identify the plan(s) to which assets or liabilities were transferred. (See instructions.)

5b(1) Name of plan(s)

5b(2) EIN(s)

5b(3) PN(s)



SCHEDULE R
(Form 5500)

Department of the Treasury
Internal Revenue Service

Department of Labor
Employee Benefits Security
Administration

Pension Benefit Guaranty Corporation

Retirement Plan Information

This schedule is required to be filed under sections 104 and 4065 of the Employee Retirement Income Security Act of 1974 (ERISA) and section 6058(a) of the Internal Revenue Code (the Code).

▶ File as an Attachment to Form 5500.

OMB No. 1210-0110

2007

This Form is Open to
Public Inspection.

Official Use Only

For calendar year 2007 or fiscal plan year beginning _____ and ending _____

A Name of plan MILLINGTON SAVINGS BANK SAVINGS PLAN	**B** Three-digit plan number ▶ 002
C Plan sponsor's name as shown on line 2a of Form 5500 MILLINGTON SAVINGS BANK	**D** Employer Identification Number 22-1118190

Part I Distributions

All references to distributions relate only to payments of benefits during the plan year.

1. Total value of distributions paid in property other than in cash or the forms of property specified in the instructions. . . . .   **1** $ ▓▓▓▓

2. Enter the EIN(s) of payor(s) who paid benefits on behalf of the plan to participants or beneficiaries during the year (if more than two, enter EINs of the two payors who paid the greatest dollar amounts of benefits). ___35-0145825___

   Profit-sharing plans, ESOPs, and stock bonus plans, skip line 3.

3. Number of participants (living or deceased) whose benefits were distributed in a single sum, during the plan year . . . .   **3** ▓▓▓▓

Part II Funding Information (If the plan is not subject to the minimum funding requirements of section 412 of the Internal Revenue Code or ERISA section 302, skip this Part)

4. Is the plan administrator making an election under Code section 412(c)(8) or ERISA section 302(c)(8)? . . . . ☐ Yes ☐ No ☐ N/A

   If the plan is a defined benefit plan, go to line 7.

5. If a waiver of the minimum funding standard for a prior year is being amortized in this plan year, see instructions, and enter the date of the ruling letter granting the waiver . . . . ▶ Month _____ Day _____ Year _____

   If you completed line 5, complete lines 3, 9, and 10 of Schedule B and do not complete the remainder of this schedule.

6a. Enter the minimum required contribution for this plan year . . . .   **6a** $ _____

   b. Enter the amount contributed by the employer to the plan for this plan year . . . .   **6b** $ _____

   c. Subtract the amount in line 6b from the amount in line 6a. Enter the result (enter a minus sign to the left of a negative amount) . . . .   **6c** $ _____

   If you completed line 6c, skip lines 7 and 8 and complete line 9.

7. If a change in actuarial cost method was made for this plan year pursuant to a revenue procedure providing automatic approval for the change or a class ruling letter, does the plan sponsor or plan administrator agree with the change? . . ☐ Yes ☐ No ☐ N/A

Part III Amendments

8. If this is a defined benefit pension plan, were any amendments adopted during this plan year that increased or decreased the value of benefits? If yes, check the appropriate box(es). If no, check the "No" box. (See instructions.) . . . . ☐ Increase ☐ Decrease ☐ No

Part IV Coverage (See Instructions.)

9. Check the box for the test this plan used to satisfy the coverage requirements . . . . ☒ the ratio percentage test   ☐ average benefit test

For Paperwork Reduction Act Notice and OMB Control Numbers, see the instructions for Form 5500.   v10.1   Schedule R (Form 5500) 2007





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Annual Registration Statement Identifying Separated Participants With Deferred Vested Benefits

Under Section 6057(a) of the Internal Revenue Code

▶ File as an attachment to Form 5500 unless box 1 is checked.

Official Use Only

OMB No. 1210-0110

2007

This Form Is NOT Open
to Public Inspection.

For calendar plan year 2007 or fiscal plan year beginning _____ and ending _____

A Name of plan
MILLINGTON SAVINGS BANK SAVINGS PLAN

B Three-digit
plan number ▶ 002

C Plan sponsor's name as shown on line 2a of Form 5500
MILLINGTON SAVINGS BANK

D Employer Identification Number
22-1118190

1 ☐ Check here if plan is a government, church or other plan that elects to voluntarily file Schedule SSA. If so, complete lines 2 through 3c, and the signature area.

2 Plan sponsor's address (number, street, and room or suite no.) (If a P.O. box, see the instructions for line 2.)

City or town, state, and ZIP code

3a Name of plan administrator (if other than sponsor)

3b Administrator's EIN

3c Number, street, and room or suite no. (If a P.O. box, see the instructions for line 2.)

City or town, state, and ZIP code

Under penalties of perjury, I declare that I have examined this report, and to the best of my knowledge and belief, it is true, correct, and complete.



Signature of plan administrator ▶

Phone number of plan administrator ▶ 908-647-4000

Date ▶ 7/16/08

For Paperwork Reduction Act Notice and OMB Control Numbers, see the instructions for Form 5500.   v10.1   Schedule SSA (Form 5500) 2007



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4   Enter one of the following Entry Codes in column (a) for each separated participant with deferred vested benefits that:

Code A — has not previously been reported.

Code B — has previously been reported under the above plan number but requires revisions to the information previously reported.

Code C — has previously been reported under another plan number but will be receiving their benefits from the plan listed above instead.

Code D — has previously been reported under the above plan number but is no longer entitled to those deferred vested benefits.

(a) Entry Code	(b) Social Security Number	(c) Name of Participant (First)	(M.I.)	(Last)	(d) Type of annuity	(e) Payment frequency	(f) Defined benefit plan — periodic payment
A	127882227	FATIMA		GEORGES	A	A	
A	148821841	MOORE		JULIE	A	A	
D	158186407	TULLO, JR.		FRANK			

(a) Entry Code	(g) Units or shares	Share indicator	(h) Total value of account	(i) Previous sponsor's employer identification number	(j) Previous plan number
A			12880.00		
A			109066.00		





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